UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Performant Financial Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71377E 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Parthenon DCS Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Parthenon Investors II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons PCap Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons PCap II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons PCP Managers, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons PCP Managers GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons William C. Kessinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Brian P. Golson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons David J. Ament
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,730,974 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,730,974 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,730,974 (See Item 4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.3% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Performant Financial Corporation

Items 1(b).	Address of the Issuer’s Principal Executive Offices:

333 North Canyons Parkway
Livermore, California 94551

Item 2(a).	Names of Persons Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

Parthenon DCS Holdings, LLC
Parthenon Investors II, L.P.
PCap Partners II, LLC
PCap II, LLC
PCP Managers, L.P.
PCP Managers GP, LLC
William C. Kessinger
Brian B. Golson
David J. Ament

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of the Principal Business Office or, if none, Residence:

c/o Parthenon Capital Partners
Four Embarcadero Center, Suite 3610
San Francisco, California 94111

Item 2(c).	Citizenship:

Parthenon DCS Holdings, LLC—Delaware
Parthenon Investors II, L.P.—Delaware
PCap Partners II, LLC—Delaware
PCap II, LLC—Delaware
PCP Managers, L.P.—Delaware
PCP Managers GP, LLC—Delaware
William C. Kessinger—United States
Brian B. Golson—United States
David J. Ament—United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

71377E 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a(n):

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-l(b)(l )(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F)

(g) ☐ A parent holding company or control person in accordance with § 240.13d-l (b)(l )(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a- 3).

(j) ☐ Non-U.S. institution in accordance with Rule 13d-l(b)(l )(ii)(J).

(k) ☐ Group, in accordance with §240.13d-l(b)(l )(ii)(K).

Item 4.	Ownership:

	(a)	Amount beneficially owned:

Parthenon DCS Holdings, LLC is the record owner of 5,730,974 shares of Common Stock of the Issuer. Parthenon Investors II, L.P., as the manager of Parthenon DCS Holdings, LLC; PCap Partners II, LLC, as the general partner of Parthenon Investors II, L.P.; PCap II, LLC, as the managing member of PCap Partners II, LLC; PCP Managers, L.P., as the managing member of PCap II, LLC; PCP Managers GP, LLC, as the general partner of PCP Managers, L.P.; and each of Messrs. Kessinger, Golson and Ament, as Managing Members of PCP Managers GP, LLC, may be deemed to beneficially own the shares of Issuer Common Stock owned of record by Parthenon DCS Holdings, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer owned of record by Parthenon DCS Holdings, LLC, except to the extent of such Reporting Person’s pecuniary interest therein.

The shares reported in this Statement do not include 15,428 shares of Common Stock of the Issuer that are owned by Jeffrey S. Stein, an executive in residence of Parthenon Capital Partners, which are sold on his behalf on a pro rata basis as such times as Parthenon Investors II, L.P. effectuates sales of shares of Common Stock of the Issuer, but with respect to which, Mr. Stein maintains voting and investment power. The Reporting Persons do not have pecuniary interest with respect to these shares.

	(b)	Percent of Class:

8.3% (see Item 4(a))

The denominator for this calculation is based on 69,144,336 shares of Issuer common stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

	(c)	Number of shares as to which such the Reporting Person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

5,730,974 (See Item 4(a))

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

5,730,974 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.A hereto.

Dated: February 7, 2022

Parthenon DCS Holdings, LLC
By: Parthenon Investors II, L.P., its Manager
By: PCap Partners II, LLC, its General Partner
By: PCap II, LLC, its Managing Member
By: PCP Managers, L.P., its Managing Member
By: PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.
By:	PCap Partners II, LLC, its General Partner
By:	PCap II, LLC, its Managing Member
By:	PCP Managers, L.P., its Managing Member
By:	PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC
By:	PCap II, LLC, its Managing Member
By:	PCP Managers, L.P., its Managing Member
By:	PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC
By:	PCP Managers, L.P., its Managing Member
By:	PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, L.P.
By:	PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers GP, LLC
By:	PCP Managers GP, LLC, its General Partner

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually